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                                                             Exhibit (10)(ii)(A)

Annual Performance Incentive Plan - Additional Information

The Organization and Compensation Committee of the Board of Directors of the Company (the "Committee") establishes annual Company performance objectives under the Company's Restated Annual Incentive Performance Plan, as amended (the
APIP), the Company's annual cash incentive compensation plan for executive officers, and the Stock Incentive Plan. The Committee sets a threshold and a target level for each measure of Company performance, which will determine the cash amount payable under the APIP to an executive officer. If Company performance on a measure is below the threshold level, no incentive payment will be made for that measure. The Committee assigns each executive officer a percentage of base pay (targeted amount) used to calculate benefits under the APIP.

The Company's performance objectives under the APIP for the fiscal year ending May 27, 2006 (FY 2006) are specified levels of net sales and operating income before income taxes (excluding nonrecurring items at the discretion of the Committee). Sixty percent of the participant's award is based on net sales and forty percent of the award is based on operating income before income taxes. The target amounts for FY 2006 are 100% of base pay for the chief executive officer and ranged from 50% to 65% of base pay for the other executive officers. Under the APIP for FY 2006, an executive officer can receive from 0% to 200% of the applicable targeted amount, depending on the Company's actual net sales and operating income before income taxes compared to the target levels.